March 12, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed on March 16, 2009

Form 10-Q for the quarter ended June 30, 2009

Filed on August 10, 2009

File Number: 001-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated February 26, 2010 (the “Letter”), with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2008 filed on March 16, 2009 (“2008 Form 10-K”) and Ambac’s Form 10-Q for the quarter ended June 30, 2009 filed on August 10, 2009 (“June 30, 2009 Form 10-Q”). The Letter is a follow up to our response letter dated February 8, 2010, with respect to Ambac’s 2008 Form 10-K and June 30, 2009 Form 10-Q.

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In each of our responses below where we indicate we will provide revised disclosures in the future, we will begin including those disclosures in the December 31, 2009 Form 10-K. Additionally, we have included a September 30, 2009 Form 10-Q Enhanced Disclosure attachment black-lined from the pro-forma enhanced disclosure we provided in our previous response of February 8, 2010.

Securities and Exchange Commission Staff Comments:

Form 10-Q for the Fiscal Quarter ended June 30, 2009

Item 2. Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Borrower Default Burnout, page 65

Please note that all comments relate to prior comment two.

1.	Please address the following:

•	Confirm and, if true, disclose that your subrogation recovery does not include damages.

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•	Disclose the amount of the recovery that is recorded as an asset and the amount that is netted against the claim liability on your balance sheet.

•	In previous correspondence you stated that these recoveries are not recorded for contracts written in credit default swap form. Please tell us why that is the case.

Ambac response:

With respect to the first bullet point, we can confirm that we do not include damages in our estimated subrogation recovery. We have provided pro-forma enhanced disclosure below to that effect.

With respect to the second bullet point, we will make these disclosures going forward and have included such disclosures in footnote (1) in the first table to the pro-forma enhanced disclosure below.

With respect to the third bullet point, subrogation recoveries only relate to RMBS collateral where the sponsor is contractually obligated to repurchase, cure or substitute the breaching loan in the collateral pool. Ambac has RMBS exposure in CDS form where the reference obligation to the CDS is of two types: 1) a collateralized debt obligation (“CDO”) where a portion of the securities held in the CDO pool includes smaller, more subordinate pieces of many RMBS transactions as collateral or 2) a single RMBS security. Regarding Type 1 exposure, which is the overwhelming amount of our RMBS exposure in CDS form, Ambac is not the controlling party with respect to the individual RMBS transactions and is not a party to the underlying securitization trust documents of the RMBS securities held by the CDO trust. Given that any specific CDO transaction will hold many small pieces of RMBS transactions, it has not been feasible for the trustees of such transactions to pursue remedies given the significant expense of remediation nor are we the direct beneficiary of existing rights and protections within those RMBS trusts. Moreover, even assuming recoveries were feasible, they would likely not benefit the subordinated RMBS collateral backing our CDO transactions. Therefore, recording a subrogation recovery would not be appropriate. This is in contrast to RMBS financial guarantee policies where Ambac is a controlling party in many of the RMBS transactions with significant exposure to the transaction and is a party to the securitization trust documents where we have, in fact, received representations and warranties of the sponsor and have the right to inspect underlying loan documentation for potential breaches. Regarding Type 2 exposure, our exposure is relatively insignificant (slightly greater than $200 million in par) and more importantly, we do not anticipate paying any claims on these transactions and therefore have not pursued remediation.

2.	Please revise your proposed disclosure to address the following points related to the second paragraph describing the amount of the sponsor’s repurchase obligation.

•

Clarify your disclosure to explain what you mean by a “charge-off” of a loan. For example, is a loan considered “charged-off” when Ambac makes payments on its guarantees? Similarly, clarify what you mean by “loan liquidations or charge-offs” in your discussion of the random sample approach.

•

Reconcile the sponsor’s “gross buyback obligation” in your discussion of the random sample approach, which indicates the obligation is the sum of current unpaid loan pool balance and realized losses, with the description of the sponsor’s “repurchase obligation” in the second paragraph, which you describe as either the realized loss or unpaid principal/interest, but not the sum of both.

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•

Reconcile your reference to the “unpaid loan pool balance” in the random sample approach discussion with the references to principal, interest and fees in the “repurchase obligation” discussion. Consider whether you can eliminate one of the terms (i.e. gross buyback obligation or repurchase obligation and instead use a single term).

Ambac response:

With respect to the first bullet point, we have specifically defined the terms “charge-off” and “loan liquidations” in the pro-forma enhanced disclosure below.

With respect to the second and third bullet points, we have revised the pro-forma enhanced disclosure below to address all of the Staff’s comments. Specifically, we streamlined and better defined the terminology in the disclosure including the relationship between the various terms used. Furthermore we drew a clear distinction between what a sponsor’s contractual repurchase obligation is versus the information we have available to estimate such repurchase obligation.

3.	Please revise your proposed disclosure to address the following points related to the adverse sample approach.

•

Describe the components of the estimated subrogation recovery. For example, you use the term “gross buyback obligation,” but it is unclear what that term means in the context of the adverse sample approach. In your response to the third bullet, you state it includes unpaid principal, suggesting it excludes interest, fees and unrealized loss.

•

We do not understand the rationale in your response to the third bullet for limiting the subrogation recovery for the adverse sample approach to only unpaid principal when footnote (2) of the table in your proposed disclosure indicates that for 3 transactions the sponsor’s repurchase obligation was unpaid principal and accrued interest.

•

Clarify the method used to determine the estimated subrogation recovery. For example, if you used 100% of the unpaid principal balance multiplied by a probability factor, please state this and if true, clarify why not other cash flow scenario was used.

•

Your proposed disclosure about the absence of a realization factor is confusing. For example, it’s unclear why the reasons cited are relevant to your decision not to use a realization factor. Similarly, it’s unclear what you mean when you state that adverse loans would be “replaceable from the unsampled loan population.” If you continue to believe this disclosure is useful, please revise to clarify these points.

Ambac response:

With respect to the first and second bullet points, we have enhanced the pro-forma disclosure below to better describe the adverse sample approach, including why we are basing the estimated subrogation recoveries on balances that only include principal. Consistent with the revisions made to the random sample approach disclosure, we have eliminated the term “gross buyback obligation” in the adverse sample approach disclosure. Furthermore, we have enhanced the disclosures in footnotes 2 and 3 of the first table shown below, to distinguish between a sponsor’s contractual repurchase obligation versus the information we have available to estimate such repurchase obligation.

With respect to the third and fourth bullet points, in the pro-forma enhanced disclosure below we have clarified the adverse sample method used to estimate the subrogation recovery, including enhancing

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the explanation as to why we did not use multiple cash flow scenarios or apply a realization factor. We also replaced the phrase “replaceable from the unsampled loan population” with more descriptive wording.

4.	Please revise your disclosure to help readers of your financial statements understand when recoveries are initially recognized, the adjustments to previously recorded recoveries and the cash received on the recoveries. A rollforward of the recovery similar to the loss reserve rollforward presented on page 19 of your September 30, 2009 10Q may be useful in conveying this information.

Ambac response:

We have added a rollforward of the subrogation recovery to the pro-forma enhanced disclosure below which is somewhat similar to the loss reserve rollforward in our September 30, 2009 Form 10-Q. Note that while we have not provided actual dollar amounts for this table in the pro-forma disclosure shown below, this rollforward table will be included in our December 31, 2009 Form 10-K and populated with the necessary information.

March 12, 2010

ATTACHMENT

September 30, 2009 Form 10-Q Pro-Forma Enhanced Disclosure (beginning on page 67 of filing):

In an effort to better understand the unprecedented levels of delinquencies, Ambac engaged consultants with significant mortgage lending experience to review the underwriting documentation for mortgage loans underlying certain second-lien insured transactions. These transactions which have exhibited exceptionally poor performance were chosen for further examination of the underwriting documentation supporting the underlying loans. Factors Ambac believes to be indicative of this poor performance include (i) increased levels of early payment defaults, (ii) the significant number of loan liquidations or charge-offs and resulting high level of losses and (iii) the rapid elimination of credit protections inherent in the transactions’ structures. With respect to item (ii), “loan liquidations” refers to loans for which the servicer has liquidated the related collateral and the securitization has realized losses on the loan; “charge-offs” refers to loans which have been written off as uncollectible by the servicer generating no recoveries to the securitization, and may also refer to the unrecovered balance of liquidated loans. In either case, the servicer has taken such actions as it has deemed viable to recover against the collateral, and the securitization has incurred losses to the extent such actions did not fully repay the borrower’s obligations. Generally, the sponsor of the transaction provides representations and warranties with respect to the securitized loans including the loan characteristics, the absence of fraud or other misconduct in the origination process, including those attesting to the compliance of home loans with the prevailing underwriting policies. Per the transaction documents, the sponsor of the transaction is contractually obligated to repurchase, cure or substitute the breaching loan. Substitution is generally limited to two years from the closing of the transaction and the cure remedy is permitted only to the extent cure is possible.

Subsequent to the forensic exercise of examining loan files to ascertain whether the loans conformed to the representations and warranties, we submit nonconforming loans to the sponsor for repurchase. For all of the transactions reviewed by Ambac, the substitution remedy is no longer available. To effect a repurchase, depending on the transaction, the sponsor is contractually required to repurchase the loan at (a) for loans which have not been liquidated or charged off either (i) the current unpaid principal balance of the loan, (ii) the current unpaid principal balance plus accrued unpaid interest, or (iii) the current unpaid principal balance plus accrued interest plus unreimbursed servicer advances/expenses and/or trustee expenses resulting from the breach of representations and warranties that trigger the repurchase, ~~or (iv)~~ and (b) for a loan that has already been liquidated or charged off, the amount of the realized loss. Notwithstanding the material breaches of representations and warranties, Ambac has continued to pay claims submitted under the financial guarantee insurance policies related to these securitizations. In cases where loans are repurchased by a sponsor, the effect is typically to offset current period losses and then to increase the over-collateralization of the securitization, depending on the extent of loan repurchases and the structure of the securitization. Specifically, the repurchase price is paid by the sponsor to the securitization trust which holds the loan. The cash becomes an asset of the trust, replacing the loan that was repurchased by the sponsor. On a monthly basis the cash received from loan repurchases by the sponsor is aggregated with cash collections from the underlying mortgages and applied in accordance with the trust indenture payment waterfall. This payment waterfall typically includes principal and interest payments to the note holders, various expenses of the trust and reimbursements to Ambac, as financial guarantor, for claim payments made in previous months. Notwithstanding the reimbursement of previous monthly claim payments, to the extent there continues to be insufficient cash in the waterfall in the current month to make scheduled principal and interest payments to the note holders, Ambac is required to make additional claim payments to cover this shortfall.

Ambac’s estimate of subrogation recoveries includes two components: (1) estimated dollar amounts of loans with material breaches of representations and warranties based on an extrapolation of the breach rate identified in a random sample of loans ~~(“random samples”)~~ taken from the entire population of loans in a securitization (“random sample approach”) and (2) ~~the~~ dollar amount of

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actual loans with identified material breaches of representations and warranties discovered from samples of ~~poorly performing~~ impaired loans ~~(“adverse samples”)~~ in a securitization (“adverse sample approach”). We do not include estimates of damages in our estimate of subrogation recoveries under either approach. The amount the sponsors believe to be their liability for these breaches is not known.

During the third quarter of 2009, two additional transactions were added to the population of estimated subrogation recoveries, one utilizing a random sample and one utilizing an adverse sample.

The random sample approach to estimate subrogation recoveries was based on obtaining a statistically valid random sample for all the original loans in the pool. First, ~~A~~ a “breach rate” was computed by dividing (i) the loans identified in the sample as having not met the underwriting criteria or otherwise breached representations and warranties by (ii) the total sample size. Second, ~~A~~an extrapolation to the entire loan pool was performed by multiplying the breach rate by the sum of (a) the current unpaid loan pool balance (“CULPB”) plus (b) realized losses resulting from loan liquidations or charge-offs, to compute ~~a gross buyback~~ an estimated repurchase obligation. The CULPB includes principal only on non-charged-off and non-liquidated loans, and the realized losses include principal, interest and unreimbursed servicer advances and/or trustee expenses on charged-off and liquidated loans ~~loan pool in this extrapolation incorporates all the components of the sponsor’s gross buyback obligation (unpaid principal, accrued interest, etc.) as this information is readily available at the loan pool level~~. As a result, the CULPB and realized loss components, which are used in extrapolating the estimated repurchase obligation, may not precisely correspond to each sponsor’s contractual repurchase obligation as defined in the transaction documents. Nonetheless, the CULPB and realized loss components are provided through regular trustee reports we receive in the normal course of our surveillance of these transactions and is the best information we have available to estimate the sponsor’s repurchase obligation under the random sample approach. Third, ~~A~~ a realization factor was then applied to the ~~gross buyback~~ estimated repurchase obligation to ~~estimate~~ compute the undiscounted subrogation recovery ~~(undiscounted)~~, which incorporates our views about the uncertainties surrounding the settlement negotiation and litigation processes. The realization factor was developed from a range of realization factors using our own assumptions about the likelihood of outcomes based on all the information available to us including (i) discussions with external legal counsel and their views on ultimate settlement, (ii) recent experience with loan put back negotiations where the existence of a material breach was debated and negotiated at the loan level and (iii) the pervasiveness of the breach rates which indicates a pattern of behavior that we believe will work in Ambac’s favor during negotiations and/or litigation. Finally, a discount factor was applied to the undiscounted subrogation recovery to compute the estimated subrogation recovery using the assumptions discussed in the paragraph subsequent to the next table below.

The adverse sample approach to estimate subrogation recoveries was based on a sample taken from those loans in the pool that were impaired, meaning loans greater than 90 days past due, charged-off, in foreclosure, REO or bankruptcy. The estimated subrogation recovery ~~(undiscounted)~~ under ~~represents only~~ this approach represents 100% of the original principal balance of those specific loans identified as having not met the underwriting criteria or otherwise breached representations and warranties (i.e. the adverse loans)~~.~~ multiplied by a discount factor using the same assumptions used for the discount factor in the random sample approach. For transactions subject to the adverse sample approach, given our limitations in developing a statistically valid random sample and our belief that the subrogation estimate under this approach is inherently conservative (for reasons discussed below), we did not attempt to develop probability-weighted alternative cash flow scenarios as we believe such results would not be meaningful. The three primary differences between this adverse sample approach and the random sample approach, discussed in the previous paragraph, are as follows:

i)

There is no extrapolation to the ~~larger loan pool~~ CULPB and realized losses under the adverse sample ~~this~~ approach. At September 30, 2009 the adverse sample approach continues to be used for six transactions that are with the same sponsor who has limited our access to the underlying loan files and therefore a statistically valid random sample from the

March 12, 2010

entire loan pool cannot be selected. This is in contrast to the transactions subject to the random sample approach where our access to individual loan files has not been limited and we therefore have been able to develop a statistically valid representative sample.

ii)	The adverse sample approach is based on the original principal balance rather than the principal balance at the time of default and liquidation or charge-off. Furthermore, it does not include other components of the sponsor’s contractual repurchase obligation where the sponsor is also obligated to repay accrued interest, servicer advances and/or trustee expenses. The adverse sample approach relies on individual loan level data where all of the components of the sponsor’s buyback obligation have not been specifically provided by the sponsor nor is easily estimable. For example, home equity lines of credit (HELOCs) are revolving loans whose principal balances may be higher or lower at the time of default and liquidation or charge-off than at the time of origination. However, given the limited information available to us in estimating such principal balances at the time of liquidation or charge-off, the original principal balance must be used in calculating subrogation recoveries. Another example is closed-end second lien RMBS where the interest due on a particular loan will be a function of the length of delinquency prior to liquidation or charge-off, and cannot be readily estimated. Incremental costs, including fees and servicer advances for such items as property taxes and maintenance are likewise not readily estimated.

iii)	Unlike the random sample approach ~~discussed above~~, for the adverse sample approach we did not apply a realization factor to the ~~gross buyback~~ estimated repurchase obligation for the adverse loans related to uncertainties surrounding settlement negotiation or litigation processes given that the adverse loans selected represent only 23% of the impaired population of loans, only 3% of the original number of loans in the pool and the breach rate in the sample was pervasive. In other words, because the adverse sample size represents only a fraction of the population of impaired loans and a very small proportion of the original loans in the pools, we believe there is an ample population of additional impaired loans where breaches of representations and warranties exist that could potentially replace any adverse loans we already identified that might be successfully ~~are~~ challenged in negotiations or litigation ~~would be replaceable from the unsampled loan population~~.

During the third quarter, Ambac expanded its use of the random sample approach for ~~to~~ estimating the amount of subrogation recoveries to include all transactions where a statistically valid random sample of loan files was available. Given the scale of the losses in the RMBS portfolio, and the evidence of pervasive breaches, Ambac believes limiting remediation credit to the loan amounts where actual breaches have been discovered (i.e. the adverse sample approach) is inconsistent with its gross claim projection methodology and understates the amount Ambac is expected to recover from sponsors. As a result, the number of transactions where random samples were extrapolated to estimate the amount of the subrogation recovery increased from one as of June 30, 2009 to seven as of September 2009. Correspondingly, the number of transactions where an adverse sample was used decreased from ten to six.

March 12, 2010

Ambac has updated its estimated subrogation recoveries from $859.5 million at December 31, 2008 to $1,922.0 million at September 30, 2009. The balance of subrogation recoveries and the related claim liabilities at September 30, 2009 and December 31, 2008 are as follows:

	September 30, 2009						December 31, 2008
Count	Claim liability	Subrogation recoveries (1)		Claim liability, net of subrogation recoveries	Method	Count	Claim liability	Subrogation recoveries (1)	Claim liability, net of subrogation recoveries
6	888.5	(471.6	) (2)	462.8	Adverse samples	10	1,313.2	(637.3)	675.9
7	944.6	(1,450.4	) (3)	(76.8)	Random samples	1	241.5	(222.2)	19.3
13	1,833.1	(1,922.0)		386.0	Totals	11	1,554.7	(859.5)	695.2

(1)	The amount of recorded subrogation recoveries related to each securitization is limited to ever-to-date paid losses plus the present value of projected future paid losses for each policy. Therefore, to the extent significant losses have been paid but not yet recovered, the recorded amount of subrogation recoveries may exceed the ~~recorded amount of claim liabilities~~ projected future paid losses for a given policy. The net cash inflow for these policies is recorded as a “Subrogation recoverable” asset. For those transactions where the subrogation recovery is less than projected future paid losses, the net cash outflow for these policies is recorded as a “Loss and loss expense reserve” liability. Of the $1,922.0 million of subrogation recoveries recorded at September 30, 2009, $1,598.6 million was included in Subrogation recoverable and $323.4 million was included in Loss and loss expense reserves.
(2)	Of these 6 transactions, 3 contractually require the sponsor to repurchase loans at the unpaid principal balance and 3 contractually require the sponsor to repurchase loans at unpaid principal plus accrued interest. However, for reasons discussed above in the description of the adverse sample approach, our estimated subrogation recovery for these transactions may not include all the components of the sponsor’s contractual repurchase obligation.
(3)	Of these 7 transactions, 6 contractually require the sponsor to repurchase loans at unpaid principal plus accrued interest and 1 contractually requires the sponsor to repurchase loans at unpaid principal plus accrued interest plus servicer advances/expense and/or trustee expenses. However, for reasons discussed above in the description of the random sample approach, our estimated subrogation recovery for these transactions may not include all the components of the sponsor’s contractual repurchase obligation.

While the obligation by sponsors to repurchase loans with material breaches is clear, generally the sponsors have not honored those obligations. Ambac’s approach to resolving these disputes has included negotiating with individual sponsors at the transaction level and in some cases at the individual loan level and has resulted in the repurchase of some loans. Ambac has utilized the results of the above described loan file examinations to make demands for loan repurchases from sponsors or their successors and, in certain instances, as a part of the basis for litigation filings. Ambac has initiated and will continue to initiate lawsuits seeking compliance with the repurchase obligations in the securitization documents. Ambac’s past experience with similar mortgage loan disputes is that it takes approximately three years from the identification of loans with material breaches to resolution with the sponsor. Using this experience as a basis for projecting the future subrogation cash flows, we assumed recovery in 2011 for eleven transactions and 2012 for those added in the third quarter of 2009, discounted at a risk-free rate of 1.43%. Estimated recoveries will continue to be revised and supplemented as the scrutiny of the mortgage loan pools progresses.

We have performed the above-mentioned, detailed examinations on a variety of second-lien transactions that have experienced exceptionally poor performance. However, the loan file examinations and related estimated recoveries we have reviewed and recorded to date have been limited to only those transactions whose sponsors (or their successors) are subsidiaries of large financial institutions, all of which carry an investment grade rating from a nationally recognized rating agency. A total of four sponsors represent the thirteen transactions which have been reviewed at September 30, 2009. Each of these financial institutions has significant financial resources and an ongoing interest in mortgage finance. Additionally, we are not aware of any provisions that explicitly

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preclude or limit the successors’ obligations to honor the obligations of the original sponsor. As a result, we did not make any significant adjustments to our estimated subrogation recoveries with respect to the credit risk of these sponsors (or their successors). We believe by first focusing our loan remediation efforts on ~~global~~ large financial institutions will provide the greatest economic benefit to Ambac. Ambac retains the right to review all RMBS transactions for representations and warranties breaches. Since a significant number of other second-lien and first-lien transactions are also experiencing poor performance, management is considering expanding the scope of this effort.

Below is the rollforward of subrogation recovery for the period December 31, 2008 through September 30, 2009:

	Random sample			# of deals	Adverse sample			# of deals
Subrogation recovery at 12/31/08	$	XXX		X	$	XXX		X
Additional transactions reviewed		XXX		X		XXX		X
Loans repurchased by the sponsor		(XXX	)	n/a		(XXX	)	n/a
Changes in methodology and other changes (1)		XXX		n/a		(XXX	)	n/a
Subrogation recovery at 9/30/09	$	XXX		X	$	XXX		X

(1)	Includes (i) changes resulting from applying the random sample approach to transactions where the adverse sample approach was previously used, (ii) the impact on subrogation recovery from changes in reserves estimates and (iii) additional loan files reviewed for transactions where the adverse sample approach is used.

Please feel free to contact me at (212) 208-3393 or Richard Alger at (212) 208-3196 should you require further information or have any questions.

Sincerely,

Robert Eisman

Senior Managing Director and

Chief Accounting Officer

March 12, 2010

Copy to:	David Wallis
President and Chief Executive Officer
Ambac Financial Group, Inc.

Kevin J. Doyle, Esq.
Senior Vice President and General Counsel
Ambac Financial Group, Inc.

David Trick
Senior Managing Director and Chief Financial Officer
Ambac Financial Group, Inc.

John Schwolsky, Esq.
Dewey & LeBeouf LLP

Joel Parker
Accounting Branch Chief
Securities and Exchange Commission

Paul Laurenzano
Partner
KPMG